FORM 4 ___Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

 UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company At of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response….............0.5

1. Name and Address of Reporting Person* Wentz, Jr., Thomas A.			2. Issuer Name and Ticker or Trading Symbol Investors Real Estate Trust / IRETS					6. Relationship of Reporting Persons(s) to Issuer (Check all applicable) __X__Director ____10% Owner __X__Officer (give title below) ____Other (Specify below) Senior Vice President & General Counsel
(Last) (First) (Middle) PO Box 1988			3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary) ###-##-####		4. Statement for Month/Day/Year 10/01/2002
								7. Individual or Joint/Group Filing (Check Applicable Line) _____Form filed by One Reporting Person __X__Form filed by More than One Reporting Person
(Street) Minot, North Dakota 58702-1988					5. If Amendment, Date of Original (Month/Day/Year) N/A
(City) (State) (Zip)			Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- Ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
IRET Shares of Beneficial Interest	10/01/02	-	P		.929	A	9.975	60.329	D	Sole Owner
IRET Shares of Beneficial Interest	10/01/02	-	P		56.725	A	9.975	3,683.829	D	401K PSP
IRET Shares of Beneficial Interest	10/01/02	-	P		469.173	A	9.975	178,283.942	I	Wenco, LTD (General Partner)
IRET Shares of Beneficial Interest	10/02/02	-	P		20.876	A	10.45	1,419.317	D	IRA @ Schwab
IRET Shares of Beneficial Interest	10/01/02	-	P		4.123	A	10.40	278.877	I	Wife's IRA @ Fidelity

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (9-02)

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- actions(s) (Instr. 4)	10.Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11.Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expir- ation Date	Title	Amount or Number of Shares

Explanation of Responses:

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:      File three copies of this Form, one of which must be manually signed.  If space is insufficient,
                See Instruction 6 of procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

/S/ Thomas A. Wentz, Sr. **Signature of Reporting Person	October 11, 2002 Date